UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The extraordinary general meeting of shareholders (the “EGM”) of LakeShore Biopharma Co., Ltd (the “Company”) was held at 10:00 a.m., on September 27, 2024 (Beijing time), virtually via a Zoom video conference call. At the EGM, the Company’s shareholders approved and adopted the following resolutions:

1.	As an ordinary resolution, with effect from October 1, 2024, to consolidate every 10 (ten) shares, par value of US$0.00002 each (whether issued or unissued), into 1 (one) ordinary share, par value of US$0.0002 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$50,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.00002 each

TO US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each, and no fraction of a share shall be issued by virtue of the Share Consolidation, and all fractions of shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares and each shareholder that would otherwise be so entitled to a fraction of a share shall instead, as a result of the Share Consolidation, be entitled to receive a whole share.

2.	As a special resolution, that with effect immediately following the Share Consolidation, the currently effective memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company, in the form furnished herewith as Exhibit 3.1.

The Company also issued a press release dated September 27, 2024, announcing the results of the EGM, which is furnished herewith as Exhibit 99.1.

INCORPORATION BY REFERENCE

This current report on Form 6-K, including Exhibit 3.1 and Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
3.1	The Second Amended and Restated Memorandum and Articles of Association of the Company
99.1	Press Release – LakeShore Biopharma Announces Results of Extraordinary General Meeting on Share Consolidation

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: September 27, 2024

3